CUNA Brokerage Services, Inc.

Statement of Income (Loss)

Year Ended December 31, 2015

Revenues:		
Brokered commissions	$	100,957,625
Fees		19,972,161
Wholesaling commissions		2,888,393
Total commissions and fees		123,818,179
Net investment income		562,377
Net unrealized investment losses		(267,778)
Other		436,271
Total revenues		124,549,049
Expenses:		
Commissions, compensation and benefits		120,203,757
Administrative expenses		15,574,739
Clearing-transaction fees		653,079
Total expenses		136,431,575
Loss before income taxes		(11,882,526)
Income tax benefit		(4,005,981)
Net loss	$	(7,876,545)

See accompanying notes to financial statements.